Philips announces exchange ratio for 2011 dividend in shares

May 29, 2012

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that the exchange ratio for the dividend in shares for the year 2011 has been determined. The exchange ratio is 1 new common share for every 18.7140 existing common shares. This ratio was based on the volume weighted average price on NYSE Euronext Amsterdam of May 23, 24 and 25, 2012 of EUR 14.4213 and was calculated in a manner that dividend in shares is approximately 3% higher than the gross dividend in cash.

Both the dividend in cash and the dividend in shares will be made payable to shareholders from May 30, 2012. Dividend in shares is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share). The dividend withholding tax per new share is EUR 0.035294118. This withholding tax in case of dividend in shares will be borne by Philips.

For approximately 62.4% of the shares an election was made for a share dividend resulting in the issue of 30,522,107 new common shares, leading to a 3.4% percent dilution. Per May 30, 2012 the issued share capital of Philips amounts to EUR 207,899,510.40 and is represented by 1,039,497,552 ordinary shares.

For further information, please contact:

Steve Klink
Philips Corporate Communications
Tel.: +31 20 5977415
E-mail: steve.klink@philips.com

Joost Akkermans
Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs approximately 122,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.6 billion in 2011, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.